UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under th Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: September 28, 2007

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP ACQUIRES A 51% STAKE IN

BODA PHARMACEUTICAL CO., LTD.

Transaction Strengthens Simcere’s Leading Position in China’s Stroke Management Market

NANJING, China, Sept. 28, 2007 – Simcere Pharmaceutical Group (NYSE: SCR; “Simcere”), the manufacturer of the innovative anti-cancer medication Endu and a leading manufacturer and supplier of branded generic pharmaceuticals in China, today announced that it has entered into a definitive agreement to acquire a 51% stake in Boda Pharmaceutical Co., Ltd (“Boda”) for a total of RMB111 million (US$14.80 million) in cash.

Simcere introduced a neuroprotective stroke management medication, an injectable edaravone, to China in 2004 under the brand name Bicun. As one of the only two injectable edaravone products in China, Bicun has taken the first-to-market advantage and has commanded a leading market share and a strong growth rate. After three years of academic promotion and clinical treatment, Bicun has been broadly accepted by Chinese doctors. It is the leading stroke management medication in the market. From 2004 to 2006, sales of Bicun enjoyed a CAGR of 209.5%. Its sales of RMB110 million in the second quarter of 2007 was a record quarterly sales figure for a single product in Simcere and was an increase of 134% from the corresponding period in 2006.

Boda is a fast-growing manufacturer of injectable stroke management medication. Yidashen, the other injectable edaravone product in the market, is a leading drug of the company. Through this acquisition, Simcere, together with Boda, will own the entire injectable edaravone market in China. Simcere and Boda will work together to further raise the awareness and recognition of injectable edaravone for stroke treatment via academic cooperation and marketing programs. In addition, complementary distribution networks and stronger marketing resources will enhance the penetration of injectable edaravone in more hospitals nationwide and will continue to increase its market share of stroke management medication.

The acquisition of Boda is Simcere’s first acquisition since its IPO in April 2007 and demonstrates once again its capability to consolidate the market and lead its growth through acquisitions. The successful acquisition in 2006 of Endu, an innovative anti-cancer drug with its own intellectual property, has established Simcere as one of the fastest-growing pharmaceutical companies in China and a leader in industry consolidation with a product-focused strategy.

Simcere intends to continue to strategically pursue acquisitions that will expand its first-to-market pipeline and its innovative new drug business and will enhance its generic business, distribution and marketing channels, while solidifying its leadership position across its chosen therapeutic areas.

Mr. Jinsheng Ren, Founder, Chairman and CEO of Simcere, said: “We are pleased to enter into an agreement with Boda and look forward to working together to maximize the potential of edaravone in the fast-growing stroke management market. The complementary nature of the deal strengthens our ability to deliver high quality first-to-market drugs to serve more patients, and maximize returns to shareholders. As a result of the Boda acquisition, Simcere, together with Boda, owns 100% of the market share of injectable edaravone. The transaction has firmly established Simcere’s position as China’s leading provider of stroke management medication.”

Commenting on the acquisition, Mr. Chengjun Duan, Chairman and President of Boda said: “We are delighted to join hands with Simcere, a leading player in China’s pharmaceutical industry. We will benefit from Simcere’s brand name, superior marketing expertise and strong R&D support.” Mr. Deng will retain his current position at Boda.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group is a leading manufacturer and supplier of branded generic pharmaceuticals in the rapidly growing China market. In recent years, Simcere has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals. It has introduced a first-to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells 35 pharmaceutical products, including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases. For more information about Simcere, please visit http://www.simcere.com.

About Boda Pharmaceutical Co., Ltd.

Boda Pharmaceutical Co., Ltd., formerly Liaodong Pharmaceutical Company Limited, is located in Liaoyuan, Jilin Province. Boda’s main product is Yidashen (an edaravone injection product). In addition, it also manufactures other generic drugs in various forms, including tablets, capsules, granules, dispersible tablets, injections, solutions for external application and active pharmaceutical ingredients.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at http://www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Eric Wang-Lam Cheung

Vice President, Investor Relations

Simcere Pharmaceutical Group

Tel: +86-25-8556 6666 x8898

E-mail: eric.cheung@simcere.com

In the United States:

Ashley Zandy

Brunswick Group LLC

Tel: +1-212-333-3810

E-mail: ir@simcere.com